Exhibit (d)(1)

_____________, 2012

Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois

Ladies and Gentlemen:

We have been advised that Equity LifeStyle Properties, Inc., a Maryland corporation (the “Company”), is considering making an offer (the “Offer”) to exchange each outstanding share of the Company's 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (the "Series A Preferred Stock"), for a share of a newly created series of preferred stock having the terms described on Schedule I hereto.

We beneficially own the number of shares of Series A Preferred Stock set forth on Schedule II (such Shares referred to herein as the “Owned Shares”).

We hereby agree and confirm that, if the Company commences the Offer within 10 days following the date of this letter, we (i) will tender promptly after the commencement of the Offer, and in accordance with its terms and procedures, all of the shares of Series A Preferred Stock beneficially owned by us in exchange for shares of the newly created series of preferred stock having a dividend rate of 6.75 percent or higher; (ii) will not withdraw the tendered shares until after the later of the 40th business day following the commencement of the Offer and the resolution of any SEC comments on the Offer; and (iii) will not object to the inclusion of our name and of a description of this letter in the applicable tender offer documentation to be filed with the U.S. Securities and Exchange Commission in connection with the Offer.

Very truly yours,

By:     ___________________

Name:___________________

Title:   ___________________

Schedule I to Tender Agreement

Terms of the Series C Preferred Stock

The terms of the Series C Preferred Stock would be substantially the same as the terms of the Series A Preferred Stock, except as set forth below:

•         The dividend rate on the Series C Preferred Stock would be lower than the dividend rate on the Series A Preferred Stock;

•         The Company would not have the right to call the Series C Preferred Stock for redemption for five years (as compared to the Series A Preferred Stock where the Company has the right to call the Series A Preferred Stock for redemption at any time);

•         The Company would add a limited special optional redemption right in which the Series C Preferred Stock would be redeemable by the Company but only if there were a change of control of the Company (meaning that the stock of the Company or of an acquirer of the Company would not be publicly traded), and then only within 120 days of the change of control;

•         The record date for distributions would be no more than 60 days nor less than 10 days prior to the relevant payment date (as compared to 15 days prior to the relevant payment date for the Series A Preferred Stock);

•         No distributions would be declared or paid or set apart for payment and no other distribution of cash or other property would be declared or made with respect to any stock that ranks on parity with the Series C Preferred Stock unless all accumulated distributions have been paid in full or a sum sufficient for payment thereof has been set aside (as compared to the Series A Preferred Stock terms which did not contain this prohibition);

•         Upon the occurrence of a change in control, the calculation of the consideration received by a holder of Series C Shares may be calculated based on different share cap and exchange cap amounts than the Series A Shares;

•         Issuance of stock on parity with the Series C Shares requires approval only of the Company's board (as compared to terms of the Series A Shares, which provide that the issuance of parity stock to affiliates requires approval of a majority of the independent directors of the board); and

•         During any quarterly interval for which distributions would be payable and in which the Company would not be subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, holders of Series C Preferred Stock would be entitled to receive by mail copies of annual reports on Form 10-K and quarterly reports on Form 10-Q that the Company would have been required to file with the SEC if the Company were subject to such rules (as compared to the holders of the Series A Preferred Stock who did not have such rights).

Schedule II to Tender Agreement

Name and Contact Information of Stockholder	Number of Shares Beneficially Owned